December 22, 2005

via U.S. mail and facsimile to (203) 254-6019


Mr. Paul G. Driscoll
Vice President and Chief Financial Officer
Acme United Corporation
60 Round Hill Road
Fairfield, CT  06824

	RE:	Acme United Corporation
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 18, 2005
      Form 10-Q for the Quarterly Period Ended September 30,
2005
      Filed November 14, 2005
      File No. 001-07698

Dear Mr. Driscoll:

		We have limited our review to only your financial statements and related disclosures and do not intend to expand our
review to other portions of your document.   If you disagree
with a
comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 2

1. We note your disclosure of the three major customers. In future filings, please provide the complete financial statement footnote disclosure required by paragraph 39 of SFAS No. 131.

2. We note that you have separate businesses in the United
States,
Germany, Canada, and Hong Kong. Your income tax disclosures suggest that the German operations are consistently less profitable than the domestic operations. The disclosures in Note 10 reflect varying revenue growth rates. It is not clear how you determined that there is only one reportable segment as contemplated by SFAS 131. Please provide us with copies of the relevant financial reports reviewed by your chief operating decision maker - see paragraph 10 of SFAS
131.

Results of Operations, page 6

3. In future filings, please expand your discussion of your results of operations. Identify the new products that materially impacted sales growth. Discuss the economic and competitive factors that enabled the increase in market share. Discuss the impact of any product price changes on sales and/or gross margins. Refer to Release No. 33-8350: Interpretation - Commission Guidance Regarding
Management`s Discussion and Analysis of Financial Condition and Results of Operations.

September 30, 2005 Form 10-Q

4. Given the materiality of inventory and receivables to your financial position and liquidity, please revise MD&A in future filings to consistently disclose the inventory and receivable turnover ratios for each period presented. Please explain any variances. We note that the increases in these asset accounts appear substantially disproportionate to the corresponding increases in sales. Further, it is not clear why the third quarter inventory build-up is attributed to an "anticipation of future business" given that fourth quarter sales are traditionally weaker due to the seasonality of your business. See Item 303(b)(1) of Regulation S-K.

5. The disclosure in Note 7 states that the tenant paid all insurance on the Bridgeport property. In a letter of supplemental information, and in future filings, please explain why the building damage was not covered by insurance. Disclose also the business purpose of the arrangement whereby the tenant was given a one dollar purchase option and was allowed to lease the property for one dollar per year under the 24 year lease. Given the immaterial fair value of the property, it is not clear how any substantive benefit was gained by the Registrant through this arrangement. Clarifying disclosure is required given the significant impact the loss has on annual operating results and on liquidity.

6. The disclosure in Note 7 states that the $1.5 million loss provision covers the July 2005 property damage as well as environmental remediation costs. Given the magnitude of this charge, please explain in a letter of supplemental information your basis for the disclosure contained in Note 2 to the June 30,
2005
10-Q. We may have further comment.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-
3738,
or to the undersigned at (202) 551-3255.

							Sincerely,


							Nili Shah
							Accounting Branch Chief
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Mr.  Paul G. Driscoll
Acme United Corporation
December 22, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE